ABN AMRO Funds (formerly know as Alleghany Funds), a Delaware business trust

(the "Trust")

EXHIBIT TO ITEM 77C

A Special Meeting of Shareholders of ABN AMRO Value Fund (the "Fund") was held on December 21, 2001. The following proposal was submitted for a vote of the shareholders:

1. To approve a new sub-investment advisory agreement for the Fund with MFS Institutional Advisors, Inc.

With respect to the proposal relating to the approval of a new sub-investment advisory agreement for the Fund, the following votes were tabulated:

11,205,018.628 shares of ABN AMRO Value Fund, out of a total of 12,352,321.000 shares outstanding on the record date and entitled to vote.

With respect to the proposal relating to the approval of a new sub-investment advisory agreement for the Fund, the results were as follows:

ABN AMRO VALUE FUND	% OF SHARES OUTSTANDING

FOR	90.637%
AGAINST	0.001%
ABSTAIN	0.074%